SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

RXi Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74979C105

(CUSIP Number)

Kate Inman

Deputy General Counsel, Secretary

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4100

(Name, address and telephone number of person authorized to receive notices and communications)

March 12, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74979C105	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,241,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,241,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,241,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74979C105	13D	Page 3 of 10 Pages

ITEM 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of RXi Pharmaceuticals Corporation, a Delaware Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1500 West Park Drive, Suite 210, Westborough, Massachusetts 01581.

ITEM 2.	Identity and Background.

(a)	This Schedule 13D is being filed by OPKO Health, Inc. a Delaware corporation (“OPKO”).

(b)	The principal business address of OPKO is 4400 Biscayne Boulevard, Miami, Florida 33137.

The principal business address of each of the directors and executive officers of OPKO is set forth on Appendix A attached hereto, which appendix is incorporated herein by reference.

(c)	OPKO is a multi-national biopharmaceutical and diagnostics company that seeks to establish industry-leading positions in large and rapidly growing medical markets by leveraging its discovery, development and commercialization expertise and its novel and proprietary technologies.

The principal occupation of each of the directors and executive officers of OPKO is set forth on Appendix A attached hereto, which appendix is incorporated herein by reference.

(d)	Neither OPKO, nor to the best knowledge of OPKO, any of the persons named in Appendix A attached hereto, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither OPKO, nor to the best knowledge of OPKO, any of the persons named in Appendix A attached hereto, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	OPKO was incorporated pursuant to the laws of the State of Delaware. To the best knowledge of OPKO, each of the persons named in Appendix A attached hereto is a citizen of the United States of America, with the exception of Dmitry Kolosov who is a Russian citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

OPKO beneficially owns an aggregate of 67,241,380 shares of Common Stock. Of those shares, 50,000,000 shares of Common Stock (the “APA Shares”) were acquired by OPKO as consideration for the sale by OPKO to the Issuer of substantially all of its assets in the field of RNA interference (the “RNAi Assets”) pursuant to an Asset Purchase Agreement, dated March 1, 2013 (the “Asset Purchase Agreement”), by and between OPKO and the Issuer. The sale of the RNAi assets in exchange for such shares of Common Stock was completed on March 12, 2013. Contemporaneously with the closing of the Asset Purchase Agreement, the Company purchased an aggregate of 17,241,380 shares of Common Stock (the “SPA Shares”) for an aggregate purchase price of $2,500,000 pursuant to a Securities Purchase Agreement, dated as of March 6, 2013 (the “Securities Purchase Agreement”), by and among the Issuer, OPKO and certain other purchasers named therein. The source of funds for the acquisition of such 17,241,380 shares of Common Stock was OPKO’s working capital.

The foregoing description of the Asset Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated in this report by reference. The foregoing description of the Securities

CUSIP No. 74979C105	13D	Page 4 of 10 Pages

Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by RXi Pharmaceuticals Corporation on March 7, 2013.

The table below sets forth the name of each executive officer or director of OPKO, and each entity with respect to which any officer or director of OPKO may be deemed to share beneficial ownership, that purchased shares of Common Stock pursuant to the Securities Purchase Agreement (each a “D&O Purchaser” and, collectively, the “D&O Purchasers”), the number of shares of Common Stock purchased by such D&O Purchaser, and the amount of consideration paid by such D&O Purchaser for such shares of Common Stock. To the best knowledge of OPKO, the source of funds for the purchases of Common Stock pursuant to the Securities Purchase Agreement by each D&O Purchaser was its working capital (to the extent such D&O Purchaser is an entity) or from his personal funds (to the extent such D&O Purchaser is an individual).

Name of D&O Purchaser	Shares of Common Stock Purchased	Consideration
Frost Gamma Investments Trust(1)	6,896,552	$1,000,000
Hsu Gamma Investments, L.P.(2)	1,724,138	$250,000
Lerner Family Trust(3)	689,656	$100,000
Richard C. Pfenniger, Jr.	206,897	$30,000
Steven D. Rubin	206,897	$30,000
Juan F. Rodriguez	137,932	$20,000
Robert A. Baron	103,449	$15,000
John A. Paganelli	103,449	$15,000

(1)	Dr. Phillip Frost, the Chairman of the Board and Chief Executive Officer of OPKO, is the sole trustee of Frost Gamma Investments Trust (the “Gamma Trust”), and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust.

(2)	Dr. Jane Hsiao, the Vice Chairman of the Board and Chief Technical Officer of OPKO, serves as General Partner of Hsu Gamma Investments, L.P., a limited partnership (“Hsu Gamma”), and may be deemed to share beneficial ownership of the securities held by Hsu Gamma with Hsu Gamma.

(3)	Dr. Richard A. Lerner, a member of the Board of Directors of OPKO, is one of two trustees of the Lerner Family Trust U/A DTD 11/14/94 (“Lerner Family Trust”), and may be deemed to share beneficial ownership of the securities held by Lerner Family Trust with the Lerner Family Trust.

ITEM 4.	Purpose of Transaction.

As described in Item 3 above, the APA Shares were acquired by OPKO as partial consideration for the RNAi Assets pursuant to the Asset Purchase Agreement.

The SPA Shares were acquired by OPKO for investment purposes. To the best knowledge of OPKO, the shares of Common Stock purchased by the D&O Purchasers were acquired by such D&O Purchasers for investment purposes.

Except as set forth herein, none of OPKO, or to the best knowledge of OPKO, any of the D&O Purchasers or any of the other persons listed on Appendix A hereto, has any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 74979C105	13D	Page 5 of 10 Pages

ITEM 5.	Interest in Securities of the Issuer.

(a),(b)	The following table sets forth for OPKO and each D&O Purchaser the aggregate number of shares of Common Stock beneficially owned by such person; the percentage of the outstanding Common Stock represented by such shares of Common Stock; and whether such person has sole or shared voting and/or dispositive power with respect to such shares of Common Stock:

Name	Number of Shares of Common Stock Beneficially Owned	Sole or Shared Voting Power	Sole or Shared Dispositive Power	Percentage of Outstanding Shares of Common Stock(1)
OPKO Health, Inc.	67,241,380	Sole	Sole	20.9%
Phillip Frost, M.D.	6,896,552	Shared(2)	Shared(2)	2.1%
Frost Gamma Investments Trust	6,896,552	Shared(2)	Shared(2)	2.1%
Jane H. Hsiao, Ph.D., MBA	1,724,138	Shared(3)	Shared(3)	0.5%
Hsu Gamma Investments, L.P.	1,724,138	Shared(3)	Shared(3)	0.5%
Lerner Family Trust	689,656	Shared(4)	Shared(4)	0.2%
Richard A. Lerner, M.D.	689,656	Shared(4)	Shared(4)	0.2%
Richard C. Pfenniger, Jr.	206,897	Sole	Sole	0.1%
Steven D. Rubin	206,897	Sole	Sole	0.1%
Robert A. Baron	103,449	Sole	Sole	0.0%
John A. Paganelli	103,449	Sole	Sole	0.0%
Juan F. Rodriguez	137,932	Sole	Sole	0.0%

(1)	The percentage of outstanding Common Stock reported in this column is based upon 321,627,134 shares of Common Stock outstanding as of March 12, 2013, consisting of 158,670,223 shares of Common Stock outstanding as of November 9, 2012, as reported on the Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on November 13, 2012, plus 112,956,911 shares of shares of Common Stock issued pursuant to the Securities Purchase Agreement and 50,000,000 shares of Common Stock issued pursuant to the Asset Purchase Agreement, each as described in the Current Report on Form 8-K as filed by the Issuer with the Securities and Exchange Commission on March 7, 2013).

(2)	Includes 6,896,552 shares of Common Stock held of record by the Gamma Trust, of which Dr. Frost is the sole trustee and Frost Gamma, L.P. is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma, L.P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc. and the sole stockholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole stockholder of Frost-Nevada Corporation. Does not include shares of Common Stock owned by OPKO and the Gamma Trust disclaims any beneficial ownership of such shares.

(3)	Includes 1,724,138 shares of Common Stock held of record by Hsu Gamma, for which Dr. Hsiao serves as General Partner. Dr. Hsiao may be deemed to beneficially own the shares of Common Stock held by Hsu Gamma.

(4)	Includes 689,656 shares of Common Stock held of record by the Lerner Family Trust, for which Dr. Lerner serves as one of two trustees. Dr. Lerner may be deemed to beneficially own the shares of Common Stock held by the Lerner Family Trust.

Thomas E. Beier, Dmitry Kolosov and Alice Lin-Tsing Yu, M.D., Ph.D. did not purchase any shares of Common Stock pursuant to the Securities Purchase Agreement.

(c)	The information contained in Item 3 of this Schedule 13D is hereby incorporated by reference in this Item 5(c).

(d)	No person (other than OPKO and each of the D&O Purchasers) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of such persons.

(e)	Not applicable.

CUSIP No. 74979C105	13D	Page 6 of 10 Pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the arrangements described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among OPKO or, to the best knowledge of OPKO, any of the persons listed on Schedule A attached hereto, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Restrictions on Transfer

The Asset Purchase Agreement and the Securities Purchase Agreement, respectively, include restrictions on the ability of OPKO and/or the D&O Purchasers, as applicable, to transfer the APA Shares and/or the SPA Shares, as applicable.

Registration Rights Provisions

Under the terms of the Securities Purchase Agreement, the Issuer has agreed to (1) file a registration statement with the Securities and Exchange Commission (the “Commission”) to register the resale of the SPA Shares under the Securities Act of 1933, as amended (the “Securities Act”), no later than 60 days after March 12, 2013 and (2) use commercially reasonable efforts to have the registration statement declared effective within 90 days after such filing deadline (120 days in the event the Commission reviews the registration statement).

Under the terms of the Asset Purchase Agreement, the Issuer has agreed to (1) file a registration statement with the Commission to register the resale of the APA Shares under the Securities Act no later than 45 days after all of the SPA Shares have been registered for resale and (2) use commercially reasonable efforts to have the registration statement declared effective within 90 days after such filing deadline (120 days in the event the Commission reviews the registration statement).

Each of the Securities Purchase Agreement and the Asset Purchase Agreement provides for the payment by the Issuer to OPKO of liquidated damages in the event that the Issuer fails to file the required registration statement by the applicable filing deadline, fails to cause such registration statement to be declared effective by the required effectiveness deadline, or fails to keep the registration statement continuously effective for the time period specified in the applicable agreement.

Potential Transfer of Common Stock in Satisfaction of Indemnification Obligations

The Asset Purchase Agreement includes customary indemnification provisions. To the extent that OPKO is required to indemnify the Issuer pursuant to the terms of the Asset Purchase Agreement, such indemnification obligations may be satisfied by OPKO in cash or by the surrender of shares of Common Stock (at the Issuer’s sole and absolute discretion).

The foregoing description of the Asset Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated in this report by reference. The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by RXi Pharmaceuticals Corporation on March 7, 2013.

CUSIP No. 74979C105	13D	Page 7 of 10 Pages

ITEM 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Asset Purchase Agreement, dated March 1, 2013, between RXi Pharmaceuticals Corporation and OPKO Health, Inc. Confidential Information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

99.2	Securities Purchase Agreement, dated March 6, 2013, among RXi Pharmaceuticals Corporation, OPKO Health, Inc., and the other purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by RXi Pharmaceuticals Corporation on March 7, 2013).

CUSIP No. 74979C105	13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: March 21, 2013	By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin
	Title:	Executive Vice President-Administration

CUSIP No. 74979C105	13D	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Description

99.1	Asset Purchase Agreement, dated March 1, 2013, between RXi Pharmaceuticals Corporation and OPKO Health, Inc. Confidential Information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

99.2	Securities Purchase Agreement, dated March 6, 2013, among RXi Pharmaceuticals Corporation, OPKO Health, Inc., and the other purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by RXi Pharmaceuticals Corporation on March 7, 2013).

CUSIP No. 74979C105	13D	Page 10 of 10 Pages

APPENDIX A

Directors and Executive Officers

The names and positions at OPKO, principal occupations or employment and business addresses of the executive officers and directors of OPKO are set forth below.

Name and Position at OPKO	Principal Occupation (if different than Position at OPKO)	Business Address

Phillip Frost, M.D., Chairman of the Board and Chief Executive Officer	N/A	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137

Jane H. Hsiao, Ph.D., Vice Chairman of the Board and Chief Technical Officer	N/A	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137

Steven D. Rubin, Director and Executive Vice President- Administration	N/A	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137

Robert A. Baron, Director	Entrepreneur	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137

Thomas E. Beier, Director	Former Senior Vice President- Finance and Chief Financial Officer, Ivax Corporation	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137

Dmitry Kolosov, Director	Vice President, Chief of Staff, and Member of the Management Board of the Skolkovo Foundation, a nonprofit organization in Russia	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137

Richard A. Lerner, M.D., Director	Institute Professor- Scripps Research Institute	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137

John A. Paganelli, Director	Chairman of the Board of Pharos Systems International	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137

Richard C. Pfenniger, Jr., Director	Former Chairman, Chief Executive Officer, and President Continucare Corporation	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137

Alice Lin-Tsing Yu, M.D., Ph.D., Director	Distinguished Research Fellow and Associate Director, Genomics Research Center, Academia Sinica, Taiwan	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137

Juan F. Rodriguez, Senior Vice President and Chief Financial Officer	N/A	c/o OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137